Exhibit 99.35

FOR IMMEDIATE RELEASE Coastal Contacts Inc. TSX Symbol: COA NASDAQ OMX (STOCKHOLM) Symbol: COA.ST COASTAL REPORTS RECORD Q3, 2012 REVENUE OF $50.3 MILLION Vancouver, Canada – September 13, 2012 - Coastal Contacts Inc. (“Coastal.com” or “Coastal” or “the Company”) (TSX: COA; NASDAQ OMX (STOCKHOLM): COA.ST) one of the largest online retailers of vision care products in the world, today announced its financial results for the third fiscal quarter ended July 31, 2012. During the third quarter of fiscal 2012 Coastal Contacts generated record revenues of $50.3 million dollars. Mr. Roger Hardy, Coastal’s Founder and CEO, commented, “We continued to make significant progress in Coastal’s key strategic areas throughout the third quarter. Our core contact lens business continued its stable and predictable growth, generating strong operating margins greater than 10% on a consolidated basis, which the Company is using to fund growth in the large and attractive glasses category. Contact lens revenues grew 3% during the third quarter and 5% for the first nine months of fiscal 2012. Our glasses category grew to $45.4 million in the twelve months ended July 31, 2012 compared to $34.3 million in the preceding twelve months, an increase of 32%. Our early stage online glasses business in the United States experienced a revenue increase of 71% while glasses units grew 77% during the third quarter, as a result of our strategy to drive customer adoption. We are encouraged by our growth and remain committed to building out the online eyewear segment in the U.S. Replicating the successful Canadian business model in this large and highly attractive market remains a key focus and we plan to continue investment spending in the coming quarters in order to further accelerate our growth and market penetration. Our glasses business in Canada showed average order size increases of 60% when compared with the same period in 2011, as a result of product and marketing investments designed to serve a growing return customer base in this now well established and profitable business.

Improvements to our glasses offering on our North American sites under the “Real Style, Real Value” theme is enriching our customer experience and improving retention rates by offering greater selection and style. We focused our investments on the core North American glasses market, where we anticipate building a leadership position. We are taking a similar focused approach in Europe as we shift investments from multiple markets to those where Coastal has leadership positions. Our investments in in-house manufacturing, inventory, processing systems and customer service are creating significant barriers that we believe result in a customer experience which will propel Coastal forward in the coming quarters. We closely monitor NPS (Net Promoter Scores) to gain metric driven feedback on how we are viewed by our customers. We view NPS scores as one of the leading indicators of future sales and believe our industry leading customer experience will differentiate Coastal from our competitors.” Some highlights of the quarter: • Record third quarter sales of $50.3 million • Total order volume was approximately 584,000 • Total glasses shipped was approximately 248,000 units • Glasses shipped into U.S. market increased 77% to 126,000 units, representing 51% of total glasses units shipped in the quarter • Total glasses sales in the quarter were $11.5 million with gross profit margins of 48% • Total contact lens sales increased 3% to $38.8 million with gross profit margins of 41% • Coastal grew its base of vision corrected customers by 27% to approximately 4.1 million compared to 3.3 million, year over year • Coastal’s in-house designer brands of eyewear comprised 70% of total glasses units shipped • Initiated investment in a second production line to manufacture free form progressive lenses in-house to address growing demand and market opportunity Year to date highlights include: • Total pairs of glasses shipped were 706,000, an increase of 27% • Overall revenues increased 8 % to $145 million • Glasses revenues grew 20 % to $34 million • Contact lens revenues grew 5 % to $111 million • Adjusted EBITDA was $1.8 million compared to $0.9 million

Mr. Hardy commented, “It’s been an exciting year so far at Coastal as we shipped approximately 1.7 million orders during the first nine months of fiscal 2012. Our approach is becoming even more focused on specific markets which are attractive for a variety of strategic reasons. Our investments in building the industry’s best customer experience is designed to cause our customers to advocate on our behalf, sharing our unbeatable combination of value, quality, selection and speed. It is an exciting time at Coastal and we look forward to reporting continued progress in the coming quarters.” Key financial metrics for the third quarter of 2012 compared to the same period in 2011: • Gross profit was $21.4 million or 43% of sales, compared to $21.1 million or 43% of sales • Fulfillment expenses remained constant at 10% of sales • Selling and Marketing expenses decreased to $12.2 million or 24% of sales compared with $12.6 or 25% of sales • General and Administration expenses were $5.2 million or 10% of sales compared with $5.2 or 11% of sales • Adjusted EBITDA was ($0.1) million, compared to ($0.4) million • Loss for the period was $1.9 million or $0.07 per share, compared to a loss of $1.5 million or $0.06 per share (earnings per share for the period were calculated based on the number of outstanding shares after the one new for two old share consolidation that was effected September 5, 2012) • Non-cash share-based compensation remained steady at $0.2 million for the quarter • Cash and cash equivalents of $15.4 million at the end of the quarter Subsequent to the end of the third fiscal quarter, Coastal announced a share consolidation effective September 5, 2012. The consolidation was made on the basis of two pre-consolidation common shares for each one post-consolidation common share. Shareholders of the Company authorized the Consolidation at the Company’s Annual and Special Meeting of Shareholders held on April 20, 2012. Company shares trade under the symbol “COA” and new CUSIP number 19044R207. The Consolidation reduces the number of outstanding common shares of the Company from approximately 56.7 million to approximately 28.4 million

July 31, October 31, 2012 2011 ASSETS Current assets Cash and cash equivalents 15,403 $ 16,864 $ Trade and other receivables 8,059 6,013 Inventory 21,510 26,228 Prepaid expenses 3,391 3,125 Income tax receivable - 79 Total current assets 48,363 52,309 Non-current assets Deferred tax asset 85 97 Property, equipment and leasehold improvements 8,844 8,960 Intangible assets 10,928 10,882 Goodwill 8,177 8,518 Total non-current assets 28,034 28,457 TOTAL ASSETS 76,397 $ 80,766 $ LIABILITIES AND EQUITY Current liabilities Trade and other payables 33,107 $ 36,098 $ Provisions 1,063 1,057 Income taxes payable 519 - Finance lease obligation 2,252 2,646 Operating line of credit 3,799 - Other current liabilities 252 280 Total current liabilities 40,992 40,081 Non-current liabilities Other long-term liabilities 723 859 Finance lease obligation 490 1,911 Long-term operating line of credit - 1,500 Deferred tax liability 2,992 3,306 Total non-current liabilities 4,205 7,576 Total liabilities 45,197 47,657 Equity Share capital Authorized: Unlimited common shares without par value Unlimited Class A preferred shares without par value Issued and outstanding: 28,355,745 common shares [2011- 28,110,579] 41,368 40,667 Share-based payments reserve 3,468 2,934 Accumulated other comprehensive earnings (loss) (473) 372 Deficit (13,163) (10,864) Total Equity 31,200 33,109 TOTAL LIABILITIES AND EQUITY 76,397 $ 80,766 $ COASTAL CONTACTS INC. CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited) (Stated in Thousands of Canadian Dollars)

Notes 2012 2011 2012 2011 Sales 50,324 $ 49,589 $ 145,385 $ 134,036 $ Cost of sales 28,898 28,482 84,130 77,291 Gross profit 21,426 21,107 61,255 56,745 Fulfillment 5,090 4,666 13,964 13,066 Selling and marketing 12,180 12,582 33,483 31,978 General and administration 5,227 5,221 14,919 15,757 Results from operating activities (1,071) (1,362) (1,111) (4,056) Financing costs (income) 848 (261) 917 (119) Loss before income taxes (1,919) (1,101) (2,028) (3,937) Income tax expense (recovery) - current (43) 406 527 643 Income tax recovery - deferred (15) (22) (256) (781) Net income tax expense (recovery) (58) 384 271 (138) Net loss for the period (1,861) (1,485) (2,299) (3,799) Other comprehensive loss Foreign currency translation differences (33) (624) (845) (125) Total comprehensive loss for the period (1,894) $ (2,109) $ (3,144) $ (3,924) $ Basic and diluted loss per share (0.07) $ (0.06) $ (0.08) $ (0.14) $ Weighted average number of common shares outstanding - basic and diluted 28,335,556 27,704,882 28,226,417 27,663,191 COASTAL CONTACTS INC. CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (unaudited) (Stated in Thousands of Canadian Dollars, except per share amounts) Three months ended July 31 Nine months ended July 31

Coastal Contacts will host a conference call to review the financial results and Company operations on Thursday, September 13, 2012 at 4:30pm ET. Participating in the call will be Roger Hardy, Founder and CEO, Gary Collins, President and Nick Bozikis, CFO. To attend the call, participants may dial: North American Toll Free 1-888-892-3255 Sweden 46 852 503 436 A replay of the call will be available for 7 days. To access the replay listeners may dial: Local/International 1-800-937-6305 Passcode 561271 The following selected financial information is qualified in its entirety by, and should be read in conjunction with our audited consolidated financial statements for the fiscal year ended October 31, 2011 and accompanying notes and Management’s Discussion and Analysis which may be viewed on SEDAR at www.sedar.com. Coastal’s risks and uncertainties are discussed in detail in the Company’s Annual Information Form dated December 14, 2011, which is also available on SEDAR. Adjusted EBITDA as referenced in this news release is a Non-IFRS measure and is defined as earnings before interest, taxes, depreciation and amortization, share based compensation and restructuring charges. See “Supplemental Non-IFRS Measures” herein. The following table provides a reconciliation of net income to Adjusted EBITDA: For the three months ended July 31, For the nine months ended July 31, ($000’s) 2012 2011 2012 2011 Net loss (1,861) (1,485) (2,299) (3,799) Depreciation and amortization 752 757 2,190 2,006 Interest expense, net 98 75 329 210 Income tax expense (recovery) (58) 384 271 (138) Share-based payments expense 171 240 747 600 Foreign exchange (gain) loss 750 (336) 588 (330) Management change costs - - - 2,335 Adjusted EBITDA (148) (375) 1,826 884

Transition to International Financial Reporting Standards Coastal adopted IFRS for the 2012 fiscal year as required by the CICA Accounting Standards Board. The financial statements, including the fiscal 2011 comparative figures are prepared in accordance with IFRS and IAS 34, Interim Financial Reporting. Reconciliations prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards are provided in note 12 of the unaudited condensed consolidated interim financial statements. The transition to IFRS did not result in a material impact on the Coastal’s business functions or activities. Supplemental Non-IFRS Measures Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS. Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, amortization, depreciation, restructuring cost and share-based compensation expense. New orders, reorders, shipped orders and active customers are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. New orders are orders shipped to new customers, net of returns. Reorders are orders shipped to returning customers, net of returns.

About Coastal Contacts Inc.: Coastal Contacts, Inc. is one of the largest online retailers of vision care products in the world. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal designs, produces and distributes the largest selection of glasses and contact lenses on the Internet, including a unique combination of designer glasses, contact lenses, sunglasses, and vision care accessories. Coastal serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com. For Further Information: Terry Vanderkruyk Vice President, Corporate Development Coastal Contacts Inc. 604.676.4498 terryv@coastal.com or Liolios Group Inc. Scott Liolios or Cody Slach Tel 949.574.3860 COA@liolios.com Cautionary Note Regarding Forward-Looking Information and Statements Certain of the statements and information contained in this news release which are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by use of the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions. Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Persons reading this news release are cautioned that forward-looking information and statements are only predictions, and that our actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; our ability to implement our business strategies; competition from traditional and online retailers; limited suppliers; limited availability of inventory; inventory risk; disruption in our distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for contact lenses, glasses and related vision care products; the risk that we will not be successful in defending against litigation; dependence on the internet; and other factors referred to under the section entitled “Risk Factors” in our most recently filed Annual Information Form, dated December 14, 2011. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking information and statements, which are qualified in their entirety by this cautionary note. The forward-looking information and statements contained herein are made as of the date of this news release and we expressly disclaim any intent or obligation to update such information or statements except as required by applicable law.